14045967

SEC Mail Processing Section
Received
FEB 26 2014
Wash., D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66636

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Hauswirth Investment Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 E. Buffalo Street
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy D. Cleveland (414) 431-6491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100	Waukesha	WI	53186
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/28/13

OATH OR AFFIRMATION

I, Nancy D. Cleveland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Hauswirth Investment Management, Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

WILLIAM J BAKER NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
WENDY L. HANSON
JEFFERY J. OTTO

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of Cleveland Hauswirth Investment Management, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Cleveland Hauswirth Investment Management, Inc. (a Wisconsin corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Phone: (262) 548-0444 **Fax: (262) 548-0935** **Web Page: www.wbcosc.com** **Email: edw@wbcosc.com**

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleveland Hauswirth Investment Management, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the accompanying computation of net capital and aggregate indebtedness schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the accompanying computation of net capital and aggregate indebtedness schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Wolhoing, Bogheng & Co S.C.

Waukesha, Wisconsin
February 13, 2014

Cleveland Hauswirth Investment Management, Inc.
Statement of Financial Condition
December 31, 2013

Assets

	2013
Current Assets	
Cash	$ 30,342
Other prepaids	1,348
Total Current Assets	31,690
Property and Equipment	
Computer equipment	19,450
Furniture and fixtures	406
Total Property and Equipment	19,856
Less: accumulated depreciation	(4,155)
Net Property and Equipment	15,701
Other Assets	
Security deposit	4,000
Total Assets	$ 51,391

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Financial Condition
December 31, 2013

Liabilities and Stockholders' Equity

	2013
Current Liabilities	
Accounts payable	$ 1,006
Total Current Liabilities	1,006
Stockholders' Equity	
Common stock	150
Paid in capital	18,678
Retained earnings	31,557
Total Stockholders' Equity	50,385
Total Liabilities and Stockholders' Equity	$ 51,391

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Income
Year Ended December 31, 2013

	2013
Revenue	
Advisory fees	$ 707,824
Insurance payments	5,113
Other	1,289
Total Revenue	714,226
Expenses	
Payroll and related benefits	472,048
Administration costs	4,600
Occupancy	44,972
Other operating expenses	93,734
Total Expenses	615,354
Net Income from Operations	98,872
Other Expense	
Loss on disposal of assets	(258)
Total Other Expense	(258)
Net Income	$ 98,614

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2012	$ 150	$ 18,678	$ 18,192	$ 37,020
"S" distributions	-	-	(85,249)	(85,249)
Net Income	-	-	98,614	98,614
Balance, December 31, 2013	$ 150	$ 18,678	$ 31,557	$ 50,385

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statement of Cash Flows
Year Ended December 31, 2013

		2013
Cash Flows from Operating Activities		
Net Income	$	98,614
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,881
Loss on disposal of assets		258
Changes in operating assets and liabilities:		
Commissions receivable		4,125
Other prepaids		(1,044)
Accounts payable		(2,591)
Net Cash Provided by Operating Activities		101,243
Cash Flows from Investing Activities		
Purchase of equipment		(15,480)
Net Cash Used in Investing Activities		(15,480)
Cash Flows from Financing Activities		
"S" distributions		(85,249)
Net Cash Used in Financing Activities		(85,249)
Net Increase in Cash		514
Cash - Beginning of year		29,828
Cash - End of year	$	30,342

Supplementary Disclosures of Cash Flow Information

Cash paid during the year for	
Interest	$0
Taxes	$0

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
Year Ended December 31, 2013

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding Cleveland Hauswirth Investment Management, Inc.'s (the "Company's") financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on July 1, 2004. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange). The Company's principal business activity is to provide investment management services, education and advice to retirement plan sponsors and participants. The Company will also manage assets for individuals meeting a minimum asset level. Investment management is delivered from the platform of registered investment advisor.

Income Taxes

The Company has elected "S" status for corporation income tax purposes. All income or loss flows through to the individual stockholders' income tax returns and are taxed at their personal rates. No provision for tax is required for the corporation.

The Company is no longer subject to U.S. federal income tax examinations for years ending before December 31, 2010. In addition, the Company is no longer subject to Wisconsin income tax examinations for years ending before December 31, 2009.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight line method over a three, five, seven, or ten year period.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital and required net capital were $29,336 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 3.43%.

Note 3 - Common Stock

Common stock consists of 9,000 shares authorized, 150 shares issued and outstanding $1 par value common shares.

Note 4 - Lease Commitment

Under the terms of noncancellable leases for office space and automobiles, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2014	$ 66,668
2015	61,904
2016	58,473
2017	46,959
	$ 234,004

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 6 - Subsequent Events

The Company has reviewed the results of operations for the period of time from its year ended December 31, 2013 through February 13, 2014, the date which the financial statements were available to be issued. It has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Cleveland Hauswirth Investment Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
Year Ended December 31, 2013

	2013
Net Capital Computation	
Stockholder's equity at year end	$ 50,385
Deductions:	
Nonallowable assets:	
Other assets	(4,000)
Other prepaids	(1,348)
Net property and equipment	(15,701)
Net Capital	$ 29,336
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 67
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness	
Total liabilities	$ 1,006
Aggregate Indebtedness	$ 1,006
Percentage of Aggregate Indebtedness to Net Capital	3.43%
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 29,336
Net changes per audit	-
Net Capital	$ 29,336

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WILL A. SILVERS, CPA
WENDY L. HANSON
JEFFERY J. OTTO

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors
of Cleveland Hauswirth Investment Management, Inc.

In planning and performing our audit of the financial statements of Cleveland Hauswirth Investment Management, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Cleveland Hauswirth Investment Management, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Cleveland Hauswirth Investment Management, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Cleveland Hauswirth Investment Management, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Cleveland Hauswirth Investment Management, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cleveland Hauswirth Investment Management, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Cleveland Hauswirth Investment Management, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Cleveland Hauswirth Investment Management, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wallace, Borgelin & Co S.C.

Waukesha, Wisconsin
February 13, 2014

CLEVELAND HAUSWIRTH
INVESTMENT MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS

1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

CLEVELAND HAUSWIRTH
INVESTMENT MANAGEMENT, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

Cleveland Hauswirth Investment Management, Inc.
Table of Contents

Year Ended December 31, 2013

Page(s)